U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023.

Commission File Number: 001-39566

GoldMining Inc.

(Translation of registrant's name into English)

Suite 1830, 1188 West Georgia Street, Vancouver, British Columbia, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release dated November 29, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDMINING INC.

By:	/s/ Pat Obara
Pat Obara
Chief Financial Officer

Date:	November 29, 2023